Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the months of: May and June 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No  X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. May 29, 2007 German Press Release - SGL Group signs cooperation agreement with ESK

2. June 1, 2007 German Press Release - SGL Group to present "green technology" at ECOTEC

3. June 4, 2007 German Press Release - SGL Group establishes joint venture in China

4. June 12, 2007 German Press Release - SGL Carbon AG's Senior Secured Note received Investment Grade Status from Standard & Poor's

5. June 13, 2007 German Press Release - SGL Group builds new carbon fiber production facilities

6. June 15, 2007 German Press Release - SGL Group receives the "Prof. Ferdinand Porsche Prize"

7. June 18, 2007 German Press Release - SGL Group Subsidiary HITCO invests in Automated Fiber Placement System (AFP)

8. June 22, 2007 German Press Release - SGL Group ranks among Germany's top innovators

                                                                       Exhibit 1

SGL Group signs cooperation agreement with ESK

o        Joint development and production of SiC heat exchangers

Wiesbaden, May 29, 2007. The SGL Group - The Carbon Company - has just signed an agreement with the manufacturer of high-performance ceramics ESK Ceramics GmbH & Co. KG, Kempten/Allgau, a 100% subsidiary of the US company Ceradyne Inc., to develop and produce SiC block heat exchangers jointly for use in the chemical, pharmaceutical, steel processing and fine chemical industry. This joint undertaking will benefit from the material, technology and market expertise of both companies.

Under the terms of the agreement, ESK will produce blocks made from the ceramic material EKasic(R) silicon carbide (SSIC) for the SGL Group. The outstanding feature of silicon carbide is its high temperature, corrosion and oxidation resistance. Outstanding heat conductivity as well as high mechanical stability also feature among its advantages. This means that it will be possible to use heat exchangers from the SGL Group, Business Line Process Technology, for industrial processes with heavily corrosive and oxidizing media as well as in applications with high purity requirements. The aim behind this inter-company cooperation is to expand the SGL Group's global market share in the anti-corrosion protection segment. Heat exchangers are used to condense, cool, heat, vaporize and absorb acids and corrosive gases.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.


SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 2

SGL Group to present "green technology" at ECOTEC

o Knowledge market for environmental technology hosted by the German Federal Ministry for the Environment

Wiesbaden, June 1, 2007. The SGL Group - The Carbon Company - will present its "green technology" at the knowledge market for environmental technology, ECOTEC, hosted by the German Federal Ministry for the Environment on June 2, 2007. The carbon and graphite products for innovative solutions for energy generation, storage and saving in private and industrial applications that will be on display demonstrate the Company's capabilities on the key theme of environmental technology.

The informal gathering of the EU Environment Ministers will take place in Essen from June 1 - 3, 2007, under the motto "Environment, Innovation, Occupation". For this reason, the German Federal Ministry for the Environment is hosting ECOTEC 2007 at the Zeche Zollverein. The entire range of environmental technology will be on display: from renewable energies and energy efficiency, recycling and water management, mobility and drive technologies to bionic, nano and biotechnology. Proposals and presentations will provide the opportunity for an intensive exchange of information.

The Advanced Materials Business Area of the SGL Group will be presenting two of its products under the slogan "SGL Group - Active in Energy". One of these is the ECOPHIT cooling ceiling which is suitable as an alternative, energy-saving air conditioning system for the retrofitting of office buildings. The other is the DIABON(R) calorific value heat exchanger. This extracts heat from corrosive exhaust gases which are produced from the combustion of fossil and regenerative fuels.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 3


SGL Group establishes joint venture in China

o        Production of special graphite with Shanxi Quanhai Graphite Co. Ltd.
o        Joint venture majority at SGL Group
o        Rapidly growing demand requires capacity expansion

Wiesbaden, June 04, 2007. The SGL Group - The Carbon Company - has just signed a joint venture contract with the Chinese graphite producer, Shanxi Quanhai Graphite Co. Ltd. in Shanxi/Central China, for the production of specialty graphite in China. The agreement is pending requiring final approval by the appropriate government bodies in China.

The SGL Group will have 75% ownership of the joint venture. The aim of this strategic joint venture is to strengthen further the production base and market presence for specialty graphite in the Advanced Materials division of the SGL Group in Asia. The joint venture will considerably increase SGL Group's specialty graphite material production capacity, in order to supply the rapidly growing demand in industry sectors such as semi-conductors and solar technology.

In addition, the SGL Group has released further planned investment projects in China. The capacities of the existing Shanghai machine shop can now be extended as a facility for purifying specialty graphite for the semi-conductor and other related industries. The extension of the machine shop in Shanghai in conjunction with the reverse integration by the new joint venture in Shanxi is an important strategic step to satisfy the growing demand of regional customers.

The foundation of the joint venture strategically supports the increase in production of isostatic graphite by the SGL Group from 3,000 to 5,000 metric tons. Following implementation of further site optimization in Morganton, USA, the SGL Group is in a position to supply up to 18,000 metric tons of extruded and pressed special graphite for growing market demand particularly in nuclear technology and armoring.

The development of the new joint venture in China is a further step of the SGL Group's Asian strategy which remains the main focus of the Company.

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

The decision of the SGL Group to establish a joint venture with the Shanxi Quanhai Graphite Co. Ltd. is aligned with the strategic vision of the Chinese government of "promotion of the central region in China". Above all, this is being supported by the government with relevant assistance and improvement of the investment environment in the Shanxi province.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 4


SGL Carbon AG's Senior Secured Note received Investment Grade Status from Standard & Poor's

Wiesbaden, June 12, 2007. SGL Group - The Carbon Company - has just received an upgrade from the rating agency Standard & Poor's for its (euro)200 million senior secured notes. The rating for the senior secured notes was raised by one notch from "BB+" to "BBB-". This is the first time that SGL Group received an Investment Grade status for one of its financial instruments.

The rating of the SGL CARBON AG Corporate Family remains at "BB" with a stable outlook. These upgrades will favourably impact potential future financial undertakings of the SGL Group.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                                                       Exhibit 5

SGL Group builds new carbon fiber production facilities

o Construction of a new (euro)40 million production facility for carbon fibers with annual capacity of 1,500 t in Scotland

o    Additional carbon fiber investments planned for Germany

o Striving for leading world market position as carbon fiber supplier for the wind industry

Wiesbaden, June 13, 2007. The SGL Group - The Carbon Company - is building a third major production line for carbon fibers at its location in Inverness/Scotland as part of its long-term growth strategy in its Business Unit "Carbon Fibers & Composites". With commissioning by end of 2008, the annual production of carbon fibers will rise to a total of 4,500 t at the Inverness plant. Furthermore, the SGL Group is also operating a further carbon fiber production facility in Wyoming/US with an annual capacity of around 1,000 t together with the US company Aldila Inc.

All capacity either under construction or currently in place is largely utilized due to long-term supply agreements with major customers until into the next decade. In order to meet strong customer demand from the wind energy industry in particular, the Company is also planning a carbon fiber location in Germany with a capacity of between 3,000 and 6,000 t p.a over the next five years. As a consequence, the SGL Group will become one of the world's leading suppliers of carbon fibers for wind energy.

The supply of raw materials for all new capacity has been secured by the strategic cooperation with Mitsubishi Rayon Corp. and the joint venture agreed with Lenzing AG in March 2007, which provides for the achieved strategic backward integration for the production of carbon fiber precursor material.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 6



SGL Group receives the "Prof. Ferdinand Porsche Prize"

o The carbon-ceramic brake disc is besides airbag (1987), turbocharged diesel direct injection (1991) and ABS (1981) a "pioneering invention in the field of automotive technology" in year 2007

Wiesbaden, June 15, 2007. The SGL Group - The Carbon Company - today received the "Prof. Ferdinand Porsche Prize" for its carbon-ceramic brake disc. The
(euro)50,000 award is granted every two years for "pioneering inventions in the field of automotive technology". Hans-Michael Guther, Managing Director of SGL Brakes GmbH, who was personally awarded, received the prize for his key involvement in the brake disc-development in a ceremony at the Vienna University of Technology.

The prize was created in 1976 by Porsche Holding, Salzburg, and Porsche AG, Stuttgart. Until now, the prize has been awarded for other automotive innovations such as airbag (1987), turbocharged diesel direct injection (1991) and ABS (1981). As of today, the carbon-ceramic brake disc is also regarded as one of the outstanding innovations in the field of automotive engineering. In his address, Professor Bernhard Geringer of the Vienna University of Technology described it as a "significant milestone in braking technology".

Robert Koehler, CEO of the SGL Group, said on the occasion of the award ceremony: "In trying to reduce the weight of a chassis, development engineers at automotive manufacturers have to fight for every gram. We provide a brake disc that is several kilograms lighter than a conventional steel disc. This is a revolutionary milestone in automotive engineering."

The carbon-ceramic brake disc offers more than significant weight advantages of around 65 percent that benefit the so-called unsprung masses of a vehicle. It also improves shock absorber response as well as handling. The perforated and internally ventilated brake disc also develops immediate and above all constant friction levels on deceleration. Abrasion on carbon-ceramic brake discs is extremely low compared to metal brake discs thanks to their extreme surface hardness. Life expectancy is correspondingly high as well as being guaranteed by the corrosion resistance of the material.

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

The SGL Group and Porsche initially presented the brake disc as the worldwide first of its kind at the International Automobile Fair (IAA) in Frankfurt in 1999. It was used in a series just two years later as the "Porsche Ceramic Composite Brake" (PCCB) in the 911 GT2. Porsche now offers this brake system for all 911 models and it is enjoying rising popularity among customers. More than 50 percent of units of the sporty 911 GT3 model series are ordered with PCCB, while 100 percent of units of the racing version of the 911 GT3 are equipped with PCCB. Since 2005, Audi customers have also been able to order carbon-ceramic brake discs in A8 W12, S8 and RS4 models. The SGL Group also delivers to the Bentley, Bugatti and Lamborghini brands.

In Meitingen, near Augsburg, the domicile of SGL Brakes GmbH, around 30,000 brake discs p.a. are currently produced in a technologically highly sophisticated manufacturing process. Carbon brake discs must be baked in 900(degree) Celsius (1652(degree) Fahrenheit) carbonization furnaces. Carbon-ceramic discs require an additional production step, known as siliconization. In this process, the carbon discs are subjected to even higher temperatures together with silicon. At around 1,700(degree) Celsius (3092(degree) Fahrenheit) the silicon in the high-vacuum furnace reacts with the carbon of the brake disc and carbon-fiber-reinforced silicon carbide (C/SiC) is generated: This carbon-fiber-reinforced silicon carbide is the innovative material for which the SGL Group was awarded the "Prof. Ferdinand Porsche Prize". Hans-Michael Guther, who is receiving the prize today, remembers when disc production began: "Back then we worked under laboratory conditions and prepared the raw materials by hand. However, we were convinced of the success of this new material and set our course in terms of production tech-nology very early on. In 2002 we commissioned a state-of-the-art production facility and began series production."

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 7


SGL Group Subsidiary HITCO invests in
Automated Fiber Placement System (AFP)

o        Highly Advanced Production Facility for Aircraft Composites

Los Angeles (USA) / Wiesbaden (Germany), June 18, 2007. SGL Group - The Carbon Company - has released an important investment for its US/Los Angeles based subsidiary HITCO Carbon Composites, Inc. based on the Group's strategy for the Business Unit Carbon Fibers & Composites. HITCO purchased a Viper(R) 6000 Fiber Placement System (AFP) manufactured by Cincinnati Machine. This highly advanced automated carbon fiber composite production facility enables HITCO to substantially increase its production capabilities for the continuously growing demand of composites in construction and development of the aircraft industry.

The AFP investment in addition to the recently announced purchase of an automated Tape Lay-up machine (ATL), also from Cincinnati Machine, is a further important step for processing carbon fiber for the aircraft industry. With AFP and ATL HITCO consequently continues its strategy to support major commercial aviation programs. This enables the Company to produce a fully automated broad base of high quality composite products with respective increase in productivity. This new and highly advanced processing technology is an essential move for production of composites compared to the traditionally mainly handmade products.

The AFP configuration will provide two line capability enabling HITCO to better support high-rate production programs. Parts expected to be laid-up on the AFP include: aft fuselages, controlled aircraft surfaces, tailcones, pressure bulkheads, and related structures. The AFP will commence operations early 2009.

"The AFP investment is part of our multi-million US$ modernization program that will enable HITCO to become the `Best in Class Automated Tier II Supplier' to the aerospace and defense industry," said Edward G. Carson, HITCO's Chief Operating Officer. "In addition, we are enhancing our design and engineering capabilities and our production facilities so that we may obtain additional long-term production contracts with strategic Tier I aerospace manufacturers. As we go forward we have further substantial investments planned to support an aggressive growth strategy."

HITCO Carbon Composites, Inc. was founded in 1922 and manufactures advanced composite materials primarily for aerospace and defense applications.

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

HITCO continues to be an innovative leader in the advancement of carbon fiber composite technologies and continues to strategically focus within the SGL Group on new projects for aerospace/aircraft and defense applications.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 8

SGL Group ranks among Germany's top innovators

o     Lothar Spath awards the carbon specialist the "Top 100" seal of approval

Wiesbaden, June 22, 2007. The SGL Group - The Carbon Company - will receive the "Top 100" prize this evening at a ceremony in Stuttgart and therefore ranks among the 100 most innovative German companies, according to this year's "Top 100" comparison of companies in Germany. In total, 280 companies applied for the "Top 100". As part of this economic initiative, outstanding innovative management in small and medium-sized enterprises (SME) companies has already been determined for 2007, for the 15th time.

The mentor of the Top 100 event, Lothar Spath, the former Prime Minister of Baden-Wurttemberg, will award the coveted seal of approval to the company based in Wiesbaden at a ceremony in the Phonixhalle in Stuttgart this evening. Members of the Jury include e.g. Prof. Roland Berger, Prof. Hans-Jorg Bullinger, Prof. Luigi Colani, Prof. Fredmund Malik, Prof. August-Wilhelm Scheer and Prof. Tom Sommerlatte.

The Top 100 cross-industry comparative survey of companies in Germany which takes place annually measures the innovative strength of SME companies and identifies the one hundred most innovative companies. Five areas are reviewed and evaluated: innovative success, innovative climate, innovative processes and organization, innovation-supporting top management and innovative marketing. In the category "innovative processes and organization", the SGL Group even succeeded in making the leap into the top ten of the 280 applicants.

"Top 100" looks for and promotes SME companies that are outstanding thanks to their innovative strength. The search is carried out by innovative experts at the Vienna University of Economics and Business Administration under the supervision of Prof. Nikolaus Franke. The experts begin by assessing the innovative potential of the applicants by means of a questionnaire and use a second questionnaire to evaluate the central aspects of innovation management. Franke compiles the individual results in each case in a detailed benchmark report for the award-winning company. Robert Koehler, CEO of SGL Group, is very content with the award since it distinguishes the work and investments for the Advanced Materials segment of the Group over the last years: ,,With our specialty graphite and carbon fibers products e.g. for solar, wind, lithium-ion-battery, nuclear, aerospace/defense, and automobile industry we are a specialist with a broad base of innovative materials and solutions operating in innovative markets."

SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

"Technology & Innovation" (T&I), the Group's global research center which was established in 2005 at the largest of the SGL Group sites worldwide is a supporting pillar of the Company's new growth strategy. The T&I employees are developing products and solutions for existing and future markets. A significant feature of the carbon specialists' innovation management is its close intercommunication with scientific research establishments and universities as well as its early cooperation with customers in development projects.

The SME initiative Top 100 is organized by compamedia GmbH based in Uberlingen. All 100 companies are presented in the book published by Lothar Spath entitled "Top 100 - the 100 most innovative SME companies". In addition, they are presented in detail on the website www.top100.de. As "Top 100" companies, the companies also automatically belong to the network of the best innovators in Germany and benefit from meetings and contact with the other 99 top innovators.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: June 28, 2007                 By:      /s/ Robert J. Kohler
                                             ------------------------------
                                                 Name:    Robert J. Koehler
                                                 Title:   Chairman of the
                                                          Board of Management


                                    By:      /s/ Sten Daugaard
                                             ------------------------------
                                                  Name:    Mr. Sten Daugaard
                                                  Title:   Member of the Board
                                                           of Management